 **LEADINGBRANDS**™

April 30, 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Tia Jenkins,

Re: Leading Brands, Inc. Form 20-F for the Fiscal Year ended February 28, 2009

As you know, we have expended a considerable amount of time with your department concerning our method of calculating the 'fair value' of our Company and the goodwill on our Balance Sheet. In the course of our verbal and written communication, you indicated that you disagreed with our application of the Multiple of Projected EBITDA approach specifically relating to the size, scope and nature of the comparable companies we used. You have expressed a strong preference for a Trading Value Market Capitalization approach to value which produces a different result. In the interests of bringing this matter to a conclusion, we have revisited our analysis of our goodwill balances as at February 28, 2009 and decided to adopt the approach favoured by you in determining our goodwill valuation. The mechanics of our revised approach are as follows:

- We calculated whether we had passed step one of the goodwill impairment test by comparing the fair value of the Company to the book value of equity including goodwill. If fair value exceeded book value we passed step one of the impairment test. Using a market capitalization-based measure with a control premium to calculate fair value, our estimated fair value was lower than the book value of equity. We therefore determined that we had failed step one of the goodwill impairment test at February 28, 2009.

- In step two of the goodwill impairment test, we allocated the fair value of all assets and liabilities of the Company using the prescribed method for business combinations. Since the estimated fair value of assets and liabilities exceeded the fair value from step one, there was no residual to apply to goodwill. Therefore, we have determined that goodwill was fully impaired at February 28, 2009.

The Company intends to restate its financial statements for the year ended February 28, 2009 in the upcoming 2010 20-F Annual Report filing expected to be filed in May 2010. In that filing, the goodwill balance as at February 28, 2009 will be restated to zero and the loss for the year ended February 28, 2009 will be increased by $3,353,543 for the write down of goodwill.

Thank you for your comments throughout. If you would like to discuss this letter, please contact us at 604-685-5200.

Sincerely,
Leading Brands, Inc.

Leading Brands, Inc.





Per
Ralph D. McRae
Chief Executive Officer

Per
Donna Louis
Chief Financial Officer